Mail Stop 3720

February 23, 2006

Joel A. Littman
Chief Financial Officer
CPI International, Inc.
811 Hansen Way
Palo Alto, California 94303-1110
(650) 846-2900

Re: 	CPI International, Inc.
Amendment No. 1 to Form S-1
Filed February 10, 2006
File No. 333-130662

Form 10-Q for the quarter ended Dec. 31, 2005, filed Feb. 13, 2006 Form 10-K/A for the year ended Sept. 30, 2005, filed Jan. 6, 2006
Form 10-K for the year ended Sept. 30, 2005, filed Dec. 20, 2005
File No. 333-113867-04

Dear Mr. Littman:

      We have reviewed your filings and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 1 to Form S-1

Prospectus Summary, page 1

1. We note your revisions in response to prior comment 7.
Continue
to revise to reduce the length of your summary and to focus more, with less repetition, on the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting statements such as the following, which do not appear to disclose information that is so material that it warrants summary treatment:

* The discussion under Our Competitive Strengths unnecessarily repeats several statements from the first four paragraphs of the summary text, including multiple statements that you are a leading provider of microwave and radio frequency products. You also unnecessarily repeat disclosure about your opportunities to provide spare parts.
* On page 3, under Our Strategy, you state that your strategy is "Pursuing attractive commercial opportunities by developing new products to pursue growth areas in the commercial markets we serve."
This and similar statements are generic in that they could apply to any business in any industry. Revise to focus instead on the most material aspects of your business.

These are only examples. The disclosure under Our Competitive Strengths, Market Trends and Our Strategy still contain a level of detail and repetition that is more appropriate in the Business discussion than in the prospectus summary. The amount of detail provided about these positive aspects of your offering obscures the significance of the potentially adverse aspects that you have included at the end of your summary.

2. We note your revisions in response to prior comment 8. After you further reduce the length of the summary, please revise your prospectus summary to provide a more balanced presentation by moving the information appearing under the new Risk Factors caption to a more prominent location, such as at the end of the "Our Company" subsection. Also revise to disclose the following information:

* You have a history of net losses for the past five years with the exception of fiscal years 2003 and 2005. Your statement that "[w]e have had net losses in five of our last ten fiscal years" attaches equal significance to your financial results of ten years ago to those of the past two years.

Our Company, page 1

3. We note your response to prior comment 12 that 4% to 5% of your revenues were attributable to Varian Medical Systems. Either delete the reference to Varian Medical Systems from your summary or revise to clarify that it only accounted for 5% or less of your revenues in each of the last three fiscal years.

Our Existing Equity Investors, page 3

4. Please revise to disclose, very briefly, the date on which Cypress acquired your common stock and the amount they paid for it.
Revise
here and throughout the prospectus to clarify Cypress` role in the January 2004 merger. In an appropriate location in the prospectus, clarify at what level in your corporate structure Cypress holds its ownership interests.

Risk Factors, page 9

Risks Relating to Our Business, page 9

We may not be able to continue to achieve profitability, page 14

5. We note your revisions in response to prior comment 19.
Further
revise to disclose, if true, that your future reported net income will also depend on the timing of amortization of goodwill and other intangible assets, including those related to acquisitions.

Risks Related to our Indebtedness, page 15

The agreements governing our debt ..., page 16

6. We note your revision in response to prior comment 20 and the explanation in your response letter. Considering the significance of these restrictions, revise the statement in the prospectus summary that "[w]e have a significant amount of debt that exceeds the amount of our tangible net assets" to highlight more clearly that you have no operations and no source of income to satisfy your debt obligations other than distributions from your subsidiary, Communications & Power Industries, and that the terms of your debt restrict the ability of your subsidiary to make distributions to you.

7. In your response letter, advise us what amounts and percentages of your, and your subsidiaries`, various notes, credit facilities and other debt are held by The Cypress Group and its affiliates.

Use of Proceeds, page 22

8. Revise to clarify that you used a portion of the debt referenced here to fund $92.8 million in cash dividends to Cypress.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Results of Operations, page 34

9. We have considered your response to prior comment 30. However, we continue to believe it is inappropriate to present combined financial results in Management`s Discussion and Analysis. Please revise
Management`s Discussion and Analysis as previously requested.

EBITDA, page 38

10. Refer to the EBITDA discussion in Management`s Discussion and Analysis on page 38. We note in your disclosure that "[m]anagement bonuses for fiscal years 2005 and 2004 were based on EBITDA adjusted for certain non-recurring or non-cash charges as described in footnote 7 in `Selected financial data.` ..." We cannot locate your disclosures of these non-recurring and non-cash charges in footnote
7. Clearly explain to readers the nature of the non-recurring or non-cash items you adjusted to EBITDA in your management bonus calculation. Revise the title of this non-GAAP measure "EBITDA for calculation of bonuses" or "EBITDA adjusted for ..." to clearly identify the measure being used and the nature of the adjustments. Also, fully comply with the disclosure requirements of Item 10(e) of
Regulation S-K or remove this disclosure from the filing.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

11. We note your response to prior comment 49 and await the pro forma per share information to be provided on the face of your income statement.

Note 3. Mergers, page F-14

12. We are considering your responses to prior comments 54, 55, 56, and 57. We may have further comment upon the completion of our review.

Note 15. Segments, Geographic and Customer Information, page F-32

13. We are considering your response to prior comment 62. We remain concerned that your aggregation of the five segments could cause a loss of information that is potentially valuable to investors. We note in the EBITDA and gross profit information trends in the operating results of the divisions that would be lost to a reader when aggregated. To assist us in our understanding of the significance of this information, please provide us a comparative analysis of divisional EBITDA and gross profits in dollar amounts rather than percentages.

14. Please expand on your response to prior comment 63 by separately addressing the operations of each division. Address each division`s operations under each of the criteria in paragraph 17 of SFAS 131 and then tell us why you believe all of the divisions are sufficiently similar to one another in each criterion to justify aggregation.

15. In regard to the above comment, we note the statement in Note
4
that "Econo is a provider of rebuilding service for VEDs, allowing broadcasters and other users of these critical products to extend the life of their devices at a cost that is lower than buying a new VED."
As a service provider, we do not understand why you believe Econo has similar economic characteristics as your manufacturing divisions. Fully address in your response this difference as well as others such as differences in the economics of the medical market and electronic warfare and radar markets, differences in government versus non-government contracting including sales and government funded research, and differences in the regulation of defense versus non-defense operations including export controls and classified technologies.

Part II - Information not Required in the Prospectus, page II-1

Exhibit 5.1

16. We note that counsel refers to and limits the opinion to "the General Corporation Law of the State of Delaware." Please confirm to us in writing that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this written confirmation as part of your correspondence on EDGAR. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14, 2000), also known as the Current Issues Outline, which is available on our web site at
<http://www.sec.gov/pdf/cfcr112k.pdf >.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	Richard C. Wirthlin, Esq.
Irell & Manella LLP
Via Facsimile: (310) 282-5676

??

??

??

??

Joel A. Littman, Chief Financial Officer
CPI International, Inc.
February 23, 2006
Page 6